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                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                               *    *    *    *

The following communication was distributed to CBOT members on December 19, 2001.

The Board of Directors of the Chicago Board of Trade at its regular meeting Tuesday, December 18, 2001, took the actions summarized below.

                                     . . .

Reviewed the CBOT(R) Restructuring as it is proposed to be submitted for approval by the CBOT membership. In this regard, took the following actions in preparation for the "effectiveness" of the Registration Statement on Form S-4 and the mailing of the related proxy statement and prospectus to the membership:

(i) approved and adopted the restructuring transactions, including the allocation of equity in the CBOT recommended by the Independent Allocation Committee of the Board of Directors; (ii) approved and authorized the mailing of the proxy statement and prospectus upon "effectiveness" of the Registration Statement on Form S-4; (iii) authorized and directed the Chairman of the Board to set a date for the special meeting of the membership to vote on the restructuring transactions; and (iv) approved and adopted various other matters related to implementation of the restructuring transactions, including, among other things, the reorganization merger agreement and the amended and restated bylaws.

Complete information will be provided to the membership via the proxy statement and prospectus after the SEC declares the Registration Statement on Form S-4 to be "effective".

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                                      -2-

Approved an additional ($5 multiplier) mini-sized *Dow Jones/SM/ Industrial Average (DJIA/SM/) futures contract for trading exclusively on a/c/e and revised a/c/e trading hours (8:00 p.m. to 7:00 a.m. Central Time) for the full-sized ($10 multiplier) Dow Jones contract.

The new $5 multiplier mini-sized contract will complement the existing $2 and $10 multiplier products, and will have fungibility and position limit provisions proportional to the existing contracts. The revised hours for the full-sized contract will result in its being traded on a/c/e only during the "overnight" (non-pit trading) portion of the trading day. This change reflects the fact that the full-sized DJIA/SM/ contract remains a professionally-traded vehicle in which market participants typically prefer the pit environment during U.S. daytime trading hours.

Implementation of these decisions is targeted for late January/early February 2002. Further details will be forthcoming.

*"Dow Jones/SM/", "The Dow/SM/", "Dow Jones Industrial Average/SM/", "Dow Jones Transportation Average/SM/", "Dow Jones Utility Average/SM", "Dow Jones Composite Average/SM/", "DJIA/SM/", "DJTA/SM/", "DJUA/SM/", and "DJCA/SM/" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Board of Trade of the City of Chicago ("CBOT(R)"). The CBOT's futures and futures options contracts based on the Dow Jones Industrial Average/SM/, Dow Jones Transportation Average/SM/, Dow Jones Utility Average/SM/ and Dow Jones Composite Average/SM/ are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such product(s).

                                     . . .

Pursuant to Rule 450.00 as recently amended, determined that the Licensed Contract Fee supplement for Dow/SM/ contracts in 2002 will be set at 20 cents per side both for member transactions (up to 250,000 sides) and for non-member transactions. With respect to non-member trades in the mini-sized DJIA/SM/ on a/c/e, this supplement already is incorporated in the existing ($1.00 per side) e-cbot fee.

In addition, determined for 2002 that IDEMs who trade Dow/SM/ products (pit trading or a/c/e) will be charged an additional fee of $200 per month.

                                     . . .

Also pursuant to Rule 450.00, revised the Licensed Contract Fee supplement for Municipal Bond Index contracts to 20 cents per contract/per side, to be applicable to non-member transactions only, effective January 1, 2002.

Complete details on the revised CBOT fee structure are being provided via a separate Notice.

                                     . . .

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                                      -3-

Approved a revised implementation date of April 1, 2002 for the electronic order routing fee (5 cents per contract), as authorized in recently-amended Rule 450.00, in connection with the decommissioning of the TOPs system.

                                     . . .

Determined that the listing of November and January contract months for Corn and Oat futures will be discontinued, beginning with the November 2002 and subsequent contracts. There is no open interest in these contract months.

                                     . . .

Approved the temporary delisting of the September and December 2002 Municipal Bond Index contracts, in which there is no open interest, and temporarily deferred the listing of subsequent Municipal Bond Index contract months, pending the Exchange's review of potential contract revisions.

                                     . . .

Approved revised contract specifications for 30-Day Fed Fund options, in preparation for the launch of this contract, which is anticipated in 90 to 120 days. Further details will be forthcoming.

                                     . . .

Extended, through April 25, 2002, the member and delegate transaction fee waivers for 10-Year Interest Rate Swap and *Dow Jones-AIG/SM/ futures (originally scheduled to expire January 25 and February 15, 2002 respectively).

*"Dow Jones" "AIG(R)", "Dow Jones - AIG Commodity Index/SM/", and "DJ-AIGCI/SM/" are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by the CBOT. The CBOT Dow Jones - AIG Commodity Index/SM/ futures and futures options are not sponsored, endorsed or sold by Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, makes any representation

                                     . . .

In order to maintain CBOT committee continuity pending further action related to restructuring, confirmed that the 2001 CBOT committees will remain designated to serve into 2002 on an interim basis, pending completion of the next Annual Election and subject to any subsequent Exchange actions with respect to the CBOT committee structure.

                                     . . .

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                                      -4-

Approved a revised trade submission/processing cycle for Exchange transactions on December 24, 2001 due to the abbreviated trading schedule on that day. Details will be provided via a separate Notice.

                                     . . .

Approved the following changes in committee appointments:

     Floor Conduct Committee
     -----------------------

     REMOVE:   Kelly Ann King
               Daniel M. Irving, Advisor

     Oat Pit Committee
     -----------------

     REMOVE:   George Bornstein

     ADD:      Michael B. Alexander

     Soybean Options Pit Committee
     -----------------------------

     REMOVE:   Charles F. Whitman

     ADD:      Richard R. Gilsdorf

     Treasury Bond Pit Committee
     ---------------------------

     REMOVE:   Barry J. Ripes, Co-Chairman
               Thomas Young, Vice Chairman

     ADD:      John K. Angelo

     CHANGE:   Mary A. Rowell from Member to Vice Chairman

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While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration
Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     . . .